UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Santiago, December 20, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	DISCLOSURE OF MATERIAL EVENT

Interim Dividend approved by LAN Airlines S.A.

Dear Commissioner:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Commission of 1989, please be advised that at a meeting held today, December 20, 2011,  the Board of Directors of LAN Airlines S.A. (LAN) approved payment of an interim dividend of US$85,000,206.56 on account of the profits from the 2011 fiscal year, equal to US$0.24988 per share, which will be paid starting January 12, 2012.  Shareholders registered as such on the fifth business day prior to such date will be entitled to receive this dividend.

In compliance with Circular No. 660 of 1986, I am enclosing Form 1 that provides details on this dividend.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange Valparaíso Brokers Exchange – Stock Exchange Electronic Exchange of Chile Risk Rating Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2011

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer